Exhibit 12.1

Shea Homes Limited Partnership and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. In calculating the ratio of earnings to fixed charges, earnings are calculated as (a) income (loss) before income taxes, excluding income (loss) from joint ventures, plus (b) fixed charges, plus (c) capitalized interest included in cost of sales, plus (d) distributed income of equity investees, minus (e) interest capitalized. Fixed charges are comprised of (a) interest incurred and (b) the portion of rental expense deemed to be representative of an interest factor. For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, earnings were insufficient to cover fixed charges for each such year by $50.4 million, $9.6 million, $350.3 million, $553.7 million and $401.4 million, respectively. For the three months ended March 31, 2012 and 2011, earnings were insufficient to cover fixed charges for the period by $2.9 million and $17.8 million, respectively.

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In millions, except ratios)
Earnings:
Income (loss) before income taxes, excluding income (loss) from joint ventures	$(1,017)	$(8,148)	$(115,445)	$(67,395)	$(433,189)	$(600,907)	$(476,268)
Plus:
Fixed charges	16,661	19,662	69,961	62,290	59,512	58,912	79,448
Capitalized interest included in cost of sales	7,961	6,051	47,563	48,805	82,299	46,228	46,632
Distributions from unconsolidated joint ventures	500	—	650	400	630	937	28,198
Less:
Interest capitalized	(10,372)	(15,711)	(53,155)	(53,732)	(59,512)	(58,912)	(79,488)

Total earnings as defined before fixed charges	13,733	1,854	(50,426)	(9,632)	(350,260)	(553,742)	(401,438)

Fixed charges:
Interest incurred	16,661	19,662	69,961	62,290	59,512	58,912	79,488
Portion of rental expense deemed to be representative of an interest factor	—	—	—	—	—	—	—

Total fixed charges	$16,661	$19,662	$69,961	$62,290	$59,512	$58,912	$79,488

Ratio of earnings to fixed charges	—	—	—	—	—	—	—